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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                            COX COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))

                              COX ENTERPRISES, INC.
                      (Names of Filing Persons (Offerors))

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                 CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

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                                   224044 10 7
                      (CUSIP Number of Class of Securities)

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                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
                          6205 Peachtree Dunwoody Road
                                Atlanta, Georgia
                            Telephone: (678) 645-0000
                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:

                             Stuart A. Sheldon, Esq.
                              Thomas D. Twedt, Esq.
                          Dow, Lohnes & Albertson, PLLC
                         1200 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                            Telephone: (202) 776-2000

                            CALCULATION OF FILING FEE

Transaction Valuation: Not Applicable       Amount of Filing Fee: Not Applicable

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount previously paid:    Not applicable
         Filing Party:              Not applicable
         Form or registration No.:  Not applicable
         Date Filed:                Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [X] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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Item 12.  Exhibits.


 Exhibit No.                     Description
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   99.1        Press Release issued by Cox Enterprises on August 2, 2004.

   99.2        Questions & Answers for Employees and Retirees.